March 10, 2014

VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Kevin Woody, Branch Chief

Re:     Hines Real Estate Investment Trust, Inc.
Form 10-K
Filed March 28, 2013
File No. 000-50805

Dear Mr. Woody:

The purpose of this letter is to respond to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on February 25, 2014 (the “Comment Letter”), with respect to the Hines Real Estate Investment Trust, Inc. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 28, 2013 (the “Form 10-K”). For ease of review, we have transcribed the comment being addressed and our response to the comment below.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements, page 66

9. Related Party Transactions, page 83

The Participation Interest, page 85

1.
We note your response to our prior comment seven. Please clarify how you determined that it is your expectation that the Participating Interest will ultimately be settled in cash. Also, please tell us how this expectation results in liability classification. Please reference the authoritative accounting literature management relied upon.

Response:
The accounting for the Participation Interest was originally discussed with the Staff in connection with the registration of our initial public offering and also is described in our letter,

Mr. Kevin Woody, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 10, 2014

dated May 4, 2004, which was sent to the Staff in response to comments received in connection with the Staff’s review of our registration statement for that offering. In that letter, we described our intent to classify the Participation Interest as a liability. Since the date of that letter, there have not been any changes to the facts and circumstances surrounding the Participation Interest or relevant accounting guidance that would require us to revise our original accounting conclusion. Below is a discussion of our accounting for the Participation Interest based on the codified standards:

The Participation Interest represents a profits interest in Hines REIT Properties, L.P. (the “Operating Partnership”), which entitles the holder, HALP Associates Limited Partnership (an affiliate of our Advisor, Hines Advisors Limited Partnership), to receive distributions made by the Operating Partnership based on its percentage ownership at the time of each distribution. The Participation Interest is adjusted monthly by an amount intended to approximate the economic equivalent of the cash acquisition and asset management fees earned by our Advisor for such month. The holder of the Participation Interest has the right to request the repurchase of the Participation Interest from the Company at any time, subject to a one-year holding period. The Company has the option to settle the redemption of the Participating Interest in cash or shares of the Company’s common stock (the “Common Shares”), except in the event that the Advisor is terminated by the Company. In the event that the Company terminates the Advisor, the holder of the Participation Interest has the option to determine to have the Participation Interest settled in cash or Common Shares.

The terms of the Participation Interest and its settlement provisions have characteristics indicative of equity and liability instruments. In evaluating the appropriate accounting treatment of the Participation Interest, management first considered the guidance in ASC 505-50 “Equity-Based Payments to Non-Employees”. ASC 505-50 generally requires a grantor to use the criteria included in ASC 718 to determine whether the award should be classified as equity or a liability prior to the completion of the related services. However, once performance of the related services has occurred the award becomes subject to other GAAP, such as ASC 480 and ASC 815-40 (see ASC 815-40-15-3(c)) for purposes of determining the appropriate classification of the award. This is consistent with the following interpretation from section 2.2.12 in the PriceWaterhouseCoopers’ publication entitled, Guide to Stock-based Compensation - A Multidisciplinary Approach 2013, which states in part

As discussed in section SC 1.14 titled “Transition from ASC 718 to Other Generally Accepted Accounting Principles (GAAP)” in Chapter SC 1, ASC 718-10-35 provides that an award originally granted as employee compensation will generally remain subject to ASC 718 for the life of the award. This guidance does not apply to equity instruments granted to nonemployees. Nonemployee awards cease being subject to ASC 718 and ASC 505-50 after the counterparty’s performance is complete and, from that point forward, become subject to other applicable GAAP (e.g., ASC 480, Distinguishing Liabilities from Equity or ASC 815, Derivatives and Hedging). That guidance could require accounting for such instruments as liabilities depending on their terms. Refer to ARM 5450.2 and

Mr. Kevin Woody, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 10, 2014

Chapter 2 of the Guide to Accounting for Derivative Instruments and Hedging Activities.

For example, a company grants a fully vested, nonforfeitable warrant to a nonemployee in exchange for services. The measurement date of the warrant is the grant date because no future performance is required by the holder to retain the warrant. However, because performance has been completed as of the grant date, the company would also need to assess the accounting for the warrant under other applicable GAAP, including ASC 480 and ASC 815.

This situation is relevant to the Participation Interest since the interests are issued in the month following the completion of the acquisition and asset management services. As a result, management then considered the guidance in ASC 480. Specifically, ASC 480-25-8 states:
An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a. It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b. It requires or may require the issuer to settle the obligation by transferring assets.

The Operating Partnership’s limited partnership agreement states the Participation Interest is not an operating partnership unit. Therefore, the Participation Interest is considered to be a financial instrument other than an outstanding share rather than a “share” as defined in the glossary to ASC 480-10. As described previously, the Participation Interest was issued in relation to acquisition and asset management services provided by our Advisor. At any time, the holder of the Participation Interest may request the repurchase of the Participation Interest from the Company for cash or Common Shares (at the option of the Company) and in the event of a termination of the Advisor the Company may be required to redeem the Participation Interest for cash. Each unit underlying the Participation Interest is equal to one of the Company’s Common Shares. As a result, management believes that the Participation Interest has the characteristic described in ASC 480-25-8(a).

Further, management expects to ultimately settle the Participation Interest in cash upon liquidation of the Company. As the Company has made significant dispositions of real estate investments in recent years, the Company has made return of capital distributions to its stockholders and to the holder of the Participation Interest. To date, the Company has made return of capital distributions of $12.8 million in cash to the holder of the Participation Interest, which reduced the Company’s Participation Interest liability. None of the Participation Interest has been settled through the issuance of Common Shares. As a result, management believes that the Participation Interest has the characteristic described in ASC 480-25-8(b).

***

Mr. Kevin Woody, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 10, 2014

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, please feel free to contact me at shea.morgenroth@hines.com or at 713-966-5340.

Sincerely,

/s/ J. Shea Morgenroth
J. Shea Morgenroth
Chief Accounting Officer and Treasurer

cc: Alice L. Connaughton, Esq., Greenberg Traurig, LLP